Filed Pursuant to Rule 433
Registration No. 333-145669
November 29, 2007

Underwriting Agreement dated November 29, 2007

Issuer:	Southwestern Electric Power Company
Designation:	Senior Notes, Series F, due 2018
Principal Amount:	$300,000,000
Maturity:	March 1, 2018
Coupon	5.875%
Interest Payment Dates:	March 1 and September 1
First Interest Payment Date:	September 1, 2008
Treasury Benchmark:	4.25% due November 15, 2017
Treasury Price:	102-22+
Treasury Yield:	3.919%
Reoffer Spread:	2.000%
Yield to Maturity:	5.919%
Price to Public:	99.636% of the principal amount thereof
Transaction Date:	November 29, 2007
Settlement Date:	December 4, 2007 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 30 basis points
Minimum Denomination:	$1,000
CUSIP:	845437 BJ0
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, UBS Securities LLC collect at 1-212-821-3884 or Wachovia Capital Markets, LLC toll free at 1-866-289-1262.